FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 8, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated May 8, 2002.

NUR MACROPRINTERS LTD. ANNOUNCES 2002 FIRST QUARTER RESULTS

First Quarter Revenues of $21.4 Million; Net Loss of $3.8 million

Announce Three-pronged Growth Renewal Plan

LOD, Israel; May 8, 2002 — NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $21.4 million compared to $31.4 million during the first quarter of 2001. Net loss for the first quarter was $(3.8) million, or $(0.23) per share, as compared to a net loss of $(6.5) million or $(0.45) per share fully diluted, including one-time inventory write-offs of $4.0 million and $2.5 million of restructuring costs in the comparable quarter last year.

Gross profit for the first quarter was $5.9 million compared to $9.0 million, including a one-time inventory write-off of $4.0 million during the first quarter of 2001. Operating expenses for the first quarter were $9.1 million, compared to $14.5 million, including $2.5 million of restructuring costs in the comparable quarter last year. Operating loss for the first quarter was approximately $(3.3) million, compared to $(5.5) million, including one-time charges, in the first quarter last year.

Commenting on the results, Erez Shachar, CEO of NUR Macroprinters, said, “The results of the first quarter were disappointing, the shortfall in sales has turned into a loss for the quarter. We believe the Company’s performance in the first quarter of 2002 has been affected by factors such as continued slowdown in capital equipment investments, a weaker than expected performance in the North American and Japanese markets, a slow demand of consumables, and delays in purchasing decisions by our customers in expectation of the International Sign Association (ISA) show, held during the first week of April in Orlando, Fl.”

“As a result of the decreasing sales, we are instituting a major three-pronged growth-renewal program. First, we are implementing a corporate reorganization creating a more centralized, functional and cost-effective organization. Second, we are reducing headcount by sixty positions, or 15%, and implementing salary cuts across the board. Third, we are rejuvenating and expanding our portfolio of products. We plan to release new products currently in the pipeline to increase market share and spur growth.”

Mr. Shachar continued, “We are totally committed and determined to this turn-around plan. Recently, we have re-engineered our leading product the Fresco line of printers, and now firmly believe that our product lines are highly competitive with those of our competitors and will regain market share. For example, at the International Sign Association (ISA) Expo 2002, which we recently attended in Orlando, our entire product line, especially the Fresco 8-Color model, generated an enormous amount of interest and enthusiasm. The Fresco 8-Color was hailed by many as the best model on the market for production wide format printing.”

(more)

NUR Macroprinters Page 2

Mr. Shachar concluded, “We believe that the cumulative effect of all the restructuring and reorganization efforts of the past twelve months, the dedication and commitment of the NUR staff, combined with our current highly competitive product portfolio, positions NUR for an effective recovery. During the first quarter of 2002, we improved our financial position with a $7.0 million private placement in the Company; this follows the rescheduling of our long-term debt in the fourth quarter of 2001, which delays most of our principal payments to the end of 2005.”

THE COMPANY WILL HOST A CONFERENCE CALL TO DISCUSS THESE RESULTS ON WEDNESDAY MAY 8TH, AT 10:00AM, EDT/5:00 PM, ISRAEL TIME. TO PARTICIPATE, PLEASE CALL; 1-800-233-2795 (U.S. TOLL FREE), 1-800-262-424 (ISRAEL TOLL FREE), 1-785-832-1077 (INTERNATIONAL), ID CODE: NUR. THE CONFERENCE CALL WILL ALSO BE WEBCAST LIVE AT: WWW.NUR.COM/INVESTORS, AND WILL BE AVAILABLE FOR REPLAY AT THAT SITE STARTING 2PM EDT ON THE DAY OF THE CALL, OR BY CALLING 1-800-234-0494 (U.S.) / 1-402-220-2971 (INTERNATIONAL). THE CALL WILL ALSO BE AVAILABLE FOR REPLAY IN ISRAEL FOR 72 HOURS STARTING, WEDNESDAY, MAY 8, AT 19:00, BY CALLING 03-925-5946

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com.

SAFE HARBOR:
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, U.S. $ in
thousands
                                          3/31/02        12/31/01
Current Assets:
Cash and cash equivalents                $ 17,435        $ 12,486
Accounts receivable - trade                33,421          36,262
Other receivables and prepaid
expenses                                    6,388           6,783
Inventories                                24,441          24,998

Total Current Assets                       81,685          80,529

Investments and other non-current
assets
Long-term accounts receivables -
trade                                       2,060           2,674
Investments and other non-current
assets                                      1,191           1,137
Severance pay funds                           731             751
                                            3,982           4,562

Property and Equipment, net                12,853          12,578

Other assets, net                          13,253          13,739

Total assets                              111,773         111,408
Liabilities and Shareholders' Equity
Current Liabilities:
Short - term bank credit                    6,923           5,061
Current maturities of long - term
loans                                       2,094           2,057
Trade payables                             16,134          19,667
Accrued expenses and other
liabilities                                10,527          10,465
Advances from customers                       344             433
Total Current Liabilities                  36,022          37,683
Long - Term Liabilities:
Long - Term loans                          31,213          32,720
Accrued severance pay                         950           1,008
                                           32,163          32,728
Shareholders' Equity:
Share capital                               4,186           3,674
Capital surplus                            45,616          39,493
Cumulative translation adjustment           (981)           (782)
Accumulated Earnings (Deficit)            (5,233)         (1,388)
Total Shareholders' Equity                 43,588          40,997
Total Liabilities and Shareholders'
Equity                                    111,773         111,408

NUR MACROPRINTERS LTD.
Consolidated Statements Of
Operations
U.S. $ in thousands, except per
share data

                                               Three months ended
                                         3/31/02       3/31/01       3/31/01
                                           As            As         Pro forma
                                       reported    reported(1)
Revenues
Sales of printers and related
products                               $ 21,386       $ 31,443      $ 31,443
                                         21,386         31,443        31,443
Cost of revenues
Cost of sales of printers and
related products                         15,493         18,419        18,419
One time inventory write-offs                --          3,989            --
                                         15,493         22,408        18,419

Gross profit                              5,893          9,035        13,024
                                         27.56%         28.73%        41.42%
Research & Development expenses           2,431          3,078         3,078
Less-Grants                               (353)              0             0
Research & Development expenses,
net                                       2,078          3,078         3,078

Selling expenses, net                     3,540          4,647         4,647
General and administrative
expenses                                  3,055          3,544         3,544

Amortization of goodwill and
other
intangible assets                           486            726           726

Restructuring and other one
time expenses                                 0          2,543             0
                                          7,081         11,460         8,917

Operating income (loss)                 (3,266)        (5,503)         1,029

Financial expenses net                    (490)        (1,013)       (1,013)
Other expense net                          (89)              0             0

Income (loss) before taxes on
income
and equity losses                       (3,845)        (6,516)            16

Taxes on income                               0              0             0
Equity in profits (losses) of
affiliates, net of taxes                      0           (59)          (59)

Net loss for the period                $(3,845)       $(6,575)         $(43)
                                        -17.98%        -20.91%        -0.14%

Loss per share                          $(0.23)        $(0.45)       $(0.00)
Loss per share                          $(0.23)        $(0.45)       $(0.00)
Weighted average number of shares
outstanding during the period        16,698,920     14,562,674    14,562,674
Weighted average number of shares
outstanding during the period
used
for diluted loss per share           16,698,920     14,562,674    14,562,674

(1) Excluding one time inventory write-offs of $4 million and
$2.5 million of restructuring and other one time expenses

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: May 9, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer